EXHIBIT 99.1

For Immediate Release 20-10-TR	Date:	February 7, 2020

Teck Announces Sheila Murray Appointed Board Chair

Vancouver, B.C. – The Board of Directors of Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Sheila Murray has been appointed as Board Chair, effective immediately. Ms. Murray was appointed Acting Board Chair following the resignation of Dominic Barton on September 4, 2019. She has served on Teck’s Board since April 2018. She is the former President of CI Financial Corp., and had a distinguished career practicing corporate and securities law prior to joining CI, where she advised a variety of companies in the mining industry.

“I am honoured for the opportunity to expand on my role with Teck’s board of directors with this appointment as Chair,” said Ms. Murray. “I look forward to building on Teck’s strong track record as a responsible company, supplying materials necessary for the modern world.”

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com